AXIS Capital Holdings Limited 92 Pitts Bay Road Pembroke, HM 08 P.O. Box HM 1254 Hamilton HM FX, Bermuda

July 24, 2018

VIA EDGAR

Ms. Cecilia Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Letter dated June 29, 2018

AXIS Capital Holdings Limited

Form 10-K for Fiscal Year Ended December 31, 2017

File No. 001-31721

Dear Ms. Blye:

We are responding to the comment letter, dated June 29, 2018, from the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") concerning AXIS Capital Holdings Limited's (the "Company", "AXIS”, “we" or "our") Form 10-K for the fiscal year ended December 31, 2017.

Set forth below is the Company's response to the comment raised by the Staff. For the convenience of the Staff, we have repeated the Commission's comment (displayed in italics) immediately prior to our response.

General

1.	You state on page 5 of the 10-K that Marsh & McClellan Companies accounted for 11% and Aon PLC accounted for 13% of your 2017 insurance gross premiums written by broker, and you state on page 6 of the 10-K that Marsh & McClellan accounted for 31% and Aon accounted for 23% of your 2017 reinsurance gross premiums written by broker. In a publicly available letters to the staff dated August 19, 2016, and March 29, 2018, respectively, Marsh & McLellan and Aon described receiving revenue from insurance activities related to Sudan and Syria.

As you know, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria since your letter to us dated January 27, 2016, including contacts with their governments, whether through subsidiaries, affiliates, distributors, partners, customers or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

Response

AXIS has conducted a review of its records of the last three fiscal years and subsequent interim periods and hereby confirms that the Company has not identified any direct or indirect contacts with the governments of Sudan or Syria or any individuals or entities targeted by U.S. sanctions applicable to Sudan or Syria. Specifically, the Company, its subsidiaries and branches do not have any offices or other assets, physical presence, operations, employees or agents in Sudan or Syria. The Company has not provided any services, products, information or technology to the government of Sudan or Syria, or any entity that is otherwise targeted by U.S. sanctions applicable to Sudan or Syria. The Company has not entered into any agreements, commercial arrangements or other contracts with the governments of Sudan or Syria, or entities they control or any entity that is otherwise targeted by U.S. sanctions applicable to Sudan or Syria. The Company has not made, and does not plan to make, any investments directly, or to its knowledge, indirectly, in the governments, or entities controlled by the governments of Sudan or Syria or an entity that is otherwise targeted by U.S. sanctions applicable to Sudan or Syria.

As a multinational organization, the Company through its operating subsidiaries and branches provides insurance and reinsurance products and services to third party businesses and individuals around the world, some of which are arranged through insurance brokers, such as Marsh & McClellan Companies and Aon PLC. However, to the extent that the global activities of these third parties could be considered to be indirect contacts with Sudan or Syria, the Company’s internal policies, processes and controls are designed to limit the risk of noncompliance with applicable U.S. economic sanctions and export controls.

Additionally, when applicable, the Company’s policies and treaties include a sanctions exclusion clause that specifically excludes coverage and claims for risks that breach relevant U.S. economic sanctions and export controls. Further, if the Company determines that a particular transaction involves a sanctioned country or prohibited party, as defined by U.S. economic and trade sanction regulations, the Company has processes and procedures in place to comply with the remedial measures required by applicable law including but not limited to, appropriate notifications to the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”).

The Company does not have and has not held any assets, conducted operations in, or had any other direct or indirect contact with the governments of Sudan or Syria, or entities they control or any entity that is otherwise targeted by U.S. sanctions applicable to Sudan or Syria. While a quantitative analysis of all potential third party exposure in the Company's portfolio for coverage offered through the issuance of insurance and reinsurance contracts in any given geographic region is not possible due to the fact that the coverages are not static and depend on the business being conducted by the insureds, the Company believes the exposure is de minimis and qualitatively the Company's compliance policies and controls are designed to minimize the risk of noncompliance with applicable rules and regulations and reputational risks to the Company and its shareholders.

Given the Company's compliance with applicable U.S. sanctions laws and regulations and the de minimis nature of any possible direct or indirect contact with Sudan or Syria, we believe that any such contact is not a material investment risk and would not be deemed important to a reasonable investor in making an investment decision about the Company and would not have an impact on the Company’s reputation or share value.

If you have any questions regarding the responses to these comments or require additional information, please contact me at (441) 405-2604.

Sincerely,

/s/ Peter J. Vogt

Peter J. Vogt

Chief Financial Officer